UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

September 01, 2004

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: EVOLVING GOLD CORP
MAILING ON SEPTEMBER 1, 2004

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

  Annual Financial Statements for the Year Ending 2004/03/31

  Information Circular

  Interim Financial Statements for the Period Ending 2004/06/30

  Management Discussion and Analysis

  Notice of Meeting

  Proxy

  Supplemental Return Card

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

/s/ HEATHER PLUME
___________________________________________
HEATHER PLUME

cc: Alberta Securities Commission cc: Ontario Securities Commission	cc: EVOLVING GOLD CORP cc: JOANNE S MCCLUSKY cc: AMISANO HANSON

EVOLVING GOLD CORPORATION

News Release

Evolving Gold Announces Paul Cowley, P.Geo. as Board Member

and Consulting Geologist

September 15, 2004, Vancouver, British Columbia: Evolving Gold Corporation (CNQ:GOLD) is pleased to announce that Mr. Paul Cowley, P.Geo., has been appointed to the Board of Directors. Mr. Cowley has over 25 years of experience in the mining and exploration industry on several continents, starting his career as a geologist with Utah Mines Ltd., in British Columbia and Chile.

Mr. Cowley progressed to Senior Geologist with BHP Minerals, Western Canada and eventually Program Manager of the team that lead the discovery for the Ulu, Boston, Doris and Madrid gold deposits in the Northwest Territories. During his last two years with BHP Minerals, Mr. Cowley was Program Manager for Bolivia.

Currently Mr. Cowley is Director, VP Exploration and Consulting Geologist for Gold City Industries Ltd., and Director and Consulting Geologist for Jantri Resources Inc. and Panterra Exploration Corp.

Evolving Gold Corporation has granted incentive stock options to Mr. Cowley for the purchase of up to 250,000 shares of the Company for a period of 5 years at a price of $0.25 per share.

Concurrent with the appointment of Mr. Cowley, the Board of Directors has accepted the resignation of Mr. Rudy de Jonge. The Board wishes to acknowledge Mr. de Jonge's efforts and wishes him continued success in the future.

Evolving Gold is a new exploration company focused on the acquisition and exploration of precious metals prospects, and is listed on the new CNQ exchange.

On Behalf of the Board of Directors

EVOLVING GOLD CORPORATION

/s/ Lawrence A. Dick
_________________________________
Lawrence A. Dick Ph.D., P.Geo
President

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960
Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director